FOUR SEASONS HOTELS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS


                                             THREE MONTHS ENDED          SIX MONTHS ENDED
(UNAUDITED)                                       JUNE 30,                   JUNE 30,
(IN THOUSANDS OF DOLLARS EXCEPT
PER SHARE AMOUNTS)                            2004         2003          2004         2003
----------------------------------------------------------------------------------------------
                                                       (restated -                 (restated -
                                                        note 1(a))                  note 1(a))

CONSOLIDATED REVENUES (NOTE 5)              $ 96,953     $ 80,758     $ 172,231     $ 153,118
                                             =================================================


MANAGEMENT OPERATIONS

REVENUES:
  Fee revenues                              $ 41,549     $ 29,351     $  74,926     $  58,656
  Reimbursed costs (note 1(c))                18,517       18,571        34,752        37,022
                                             -------------------------------------------------

                                              60,066       47,922       109,678        95,678
                                             -------------------------------------------------

EXPENSES:
  General and administrative expenses        (11,469)      (8,901)      (22,325)      (18,637)
  Reimbursed costs (note 1(c))               (18,517)     (18,571)      (34,752)      (37,022)
                                             -------------------------------------------------

                                             (29,986)     (27,472)      (57,077)      (55,659)
                                             -------------------------------------------------

                                              30,080       20,450        52,601        40,019
                                             -------------------------------------------------

OWNERSHIP AND CORPORATE OPERATIONS

REVENUES                                      38,185       34,415        64,980        60,193
DISTRIBUTIONS FROM HOTEL INVESTMENTS             398           --           398            --
EXPENSES:
  Cost of sales and expenses                 (38,633)     (38,295)      (74,023)      (76,097)
  Fees to Management Operations               (1,696)      (1,579)       (2,825)       (2,753)
                                              ------------------------------------------------

                                              (1,746)      (5,459)      (11,470)      (18,657)
                                              ------------------------------------------------

EARNINGS BEFORE OTHER OPERATING ITEMS         28,334       14,991        41,131        21,362
DEPRECIATION AND AMORTIZATION                 (3,619)      (4,064)       (7,244)       (7,774)
OTHER INCOME (EXPENSE), NET (NOTE 6)          (3,011)     (12,133)        1,310       (25,041)
                                              ------------------------------------------------

EARNINGS (LOSS) FROM OPERATIONS               21,704       (1,206)       35,197       (11,453)
INTEREST INCOME, NET                             666          667         1,814         1,350
                                              ------------------------------------------------

EARNINGS (LOSS) BEFORE INCOME TAXES           22,370         (539)       37,011       (10,103)
                                              ------------------------------------------------

INCOME TAX RECOVERY (EXPENSE):
  Current                                     (4,366)      (1,759)       (7,154)          615
  Future                                        (670)         884        (1,049)       (1,214)
                                              ------------------------------------------------

                                              (5,036)        (875)       (8,203)         (599)
                                              ------------------------------------------------

NET EARNINGS (LOSS)                         $ 17,334     $ (1,414)    $  28,808     $ (10,702)
                                             =================================================

BASIC EARNINGS (LOSS) PER SHARE (NOTE 4)    $   0.49     $  (0.04)    $    0.81     $   (0.31)
                                             =================================================

DILUTED EARNINGS (LOSS) PER SHARE (NOTE 4)  $   0.46     $  (0.04)    $    0.78     $   (0.31)
                                             =================================================
See accompanying notes to consolidated financial statements.

FOUR SEASONS HOTELS INC.

CONSOLIDATED BALANCE SHEETS
                                                AS AT                As at
                                              JUNE 30,           December 31,
(IN THOUSANDS OF DOLLARS)                       2004                 2003
--------------------------------------------------------------------------------
                                            (UNAUDITED)

ASSETS

CURRENT ASSETS:

  Cash and cash equivalents  (note 2)       $   467,230           $ 170,725
  Receivables (note 1(b))                       104,452              88,636
  Inventory                                       1,972               2,169
  Prepaid expenses                                5,026               3,780
                                            ------------------------------------

                                                578,680             265,310

LONG-TERM RECEIVABLES                           222,888             197,635
INVESTMENTS IN HOTEL PARTNERSHIPS AND
  CORPORATIONS                                  199,702             157,638
FIXED ASSETS                                     73,513              75,789
INVESTMENT IN MANAGEMENT CONTRACTS              219,343             203,670
INVESTMENT IN TRADEMARKS AND TRADE NAMES          5,662               5,757
FUTURE INCOME TAX ASSETS                         12,181              13,230
OTHER ASSETS                                     35,489              27,631
                                             -----------------------------------

                                            $ 1,347,458           $ 946,660
                                             ===================================

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

  Accounts payable and accrued
    liabilities (note 1(b))                 $    69,562           $  61,045
  Long-term obligations due within
    one year (notes 2 and 3)                      2,531               2,587
                                             -----------------------------------

                                                 72,093              63,632

LONG-TERM OBLIGATIONS (NOTES 2 AND 3)           410,915             117,521
SHAREHOLDERS' EQUITY (NOTE 4):
  Capital stock                                 340,722             329,274
  Convertible notes (note 3)                    228,916             178,543
  Contributed surplus                             6,436               5,529
  Retained earnings                             292,705             265,754
  Equity adjustment from foreign
    currency translation                         (4,329)            (13,593)
                                             -----------------------------------

                                                864,450             765,507
                                             -----------------------------------

                                            $ 1,347,458             946,660
                                            ====================================

See accompanying notes to consolidated financial statements.

FOUR SEASONS HOTELS INC.

CONSOLIDATED STATEMENTS OF CASH PROVIDED BY OPERATIONS

                                             THREE MONTHS ENDED          SIX MONTHS ENDED
(UNAUDITED)                                       JUNE 30,                   JUNE 30,
(IN THOUSANDS OF DOLLARS)                     2004         2003          2004         2003
----------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN) OPERATIONS:

MANAGEMENT OPERATIONS

EARNINGS BEFORE OTHER OPERATING ITEMS       $ 30,080     $ 20,450     $ 52,601      $ 40,019
ITEMS NOT REQUIRING AN OUTLAY OF FUNDS           481          240          995           649
                                             -------------------------------------------------

WORKING CAPITAL PROVIDED BY
MANAGEMENT OPERATIONS                         30,561       20,690       53,596        40,668
                                             -------------------------------------------------


OWNERSHIP AND CORPORATE OPERATIONS

LOSS BEFORE OTHER OPERATING ITEMS             (1,746)      (5,459)     (11,470)      (18,657)
ITEMS NOT REQUIRING AN OUTLAY OF FUNDS           288           82          506            91
                                             -------------------------------------------------

WORKING CAPITAL USED IN
  OWNERSHIP AND CORPORATE OPERATIONS          (1,458)      (5,377)     (10,964)      (18,566)
                                             -------------------------------------------------

                                              29,103       15,313       42,632        22,102

INTEREST RECEIVED, NET                         1,834        1,372        5,566         5,268
CURRENT INCOME TAX PAID                       (1,488)           -       (1,704)            -
CHANGE IN NON-CASH WORKING CAPITAL              (603)       2,639      (12,150)       15,382
OTHER                                           (124)      (4,172)        (713)       (5,782)
                                             -------------------------------------------------

CASH PROVIDED BY OPERATIONS                 $ 28,722     $ 15,152     $ 33,631      $ 36,970
                                             =================================================
See accompanying notes to consolidated financial statements.

FOUR SEASONS HOTELS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                             THREE MONTHS ENDED          SIX MONTHS ENDED
(UNAUDITED)                                       JUNE 30,                   JUNE 30,
(IN THOUSANDS OF DOLLARS)                     2004        2003          2004         2003
----------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN):

OPERATIONS:                                $  28,722   $  15,152     $  33,631      $  36,970
                                            ---------------------------------------------------

FINANCING:
  Long-term obligations including
    current portion                              (98)        (72)           18            (30)
  Issuance of shares                           7,416       1,375        11,448          1,506
  Issuance of convertible notes
    (note 3(a))                              329,273          --       329,273             --
  Dividends paid                                  --          --        (1,833)        (1,809)
                                            ---------------------------------------------------

CASH PROVIDED BY (USED IN) FINANCING         336,591       1,303       338,906           (333)
                                            ---------------------------------------------------

CAPITAL INVESTMENTS:
  Increase in restricted cash (note 2)       (75,000)         --       (75,000)            --
  Long-term receivables                      (20,875)     (6,245)      (19,999)       (12,051)
  Hotel investments                          (37,329)      1,959       (38,607)        (6,409)
  Fixed assets                                 1,890      (1,395)       (2,469)        (5,276)
  Investments in trademarks and trade
    names and management contracts           (11,468)       (440)      (11,835)          (656)
  Other assets                                (1,213)       (889)       (2,322)        (3,490)
                                            ---------------------------------------------------

CASH USED IN CAPITAL INVESTMENTS            (143,995)     (7,010)     (150,232)       (27,882)
                                            ---------------------------------------------------

INCREASE IN NET CASH AND CASH EQUIVALENTS    221,318       9,445       222,305          8,755
DECREASE IN NET CASH AND CASH EQUIVALENTS
  DUE TO UNREALIZED FOREIGN EXCHANGE LOSS     (3,357)    (10,707)         (800)       (20,853)
CASH AND CASH EQUIVALENTS,
  BEGINNING OF PERIOD                        174,269     154,200       170,725        165,036
                                            ---------------------------------------------------

NET CASH AND CASH EQUIVALENTS, END OF
  PERIOD                                   $ 392,230   $ 152,938     $ 392,230      $ 152,938
                                            ===================================================


SUPPLEMENTAL DISCLOSURE OF NET CASH AND
  CASH EQUIVALENTS:
  Cash and cash equivalents                $ 467,230     152,938     $ 467,230      $ 152,938
  Less restricted cash (note 2)              (75,000)         --       (75,000)            --
                                            ---------------------------------------------------

  Net cash and cash equivalents            $ 392,230   $ 152,938     $ 392,230      $ 152,938
                                            ===================================================
See accompanying notes to consolidated financial statements.

FOUR SEASONS HOTELS INC.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

                                                          SIX MONTHS ENDED
(UNAUDITED)                                                   JUNE 30,
(IN THOUSANDS OF DOLLARS)                                2004          2003
--------------------------------------------------------------------------------


RETAINED EARNINGS, BEGINNING OF PERIOD                 $ 265,754    $ 264,016
NET EARNINGS (LOSS)                                       28,808      (10,702)
DIVIDENDS DECLARED                                        (1,857)      (1,813)
                                                        ------------------------

RETAINED EARNINGS, END OF PERIOD                       $ 292,705    $ 251,501
                                                        ========================

See accompanying notes to consolidated financial statements.

FOUR SEASONS HOTELS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)
(IN THOUSANDS OF DOLLARS EXCEPT SHARE AMOUNTS)
--------------------------------------------------------------------------------
In these interim consolidated financial statements, the words "we", "us", "our", and other similar words are references to Four Seasons Hotels Inc. and its consolidated subsidiaries. These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles ("GAAP") for annual financial statements and should be read in conjunction with our annual consolidated financial statements for the year ended December 31, 2003.

1.  SIGNIFICANT ACCOUNTING POLICIES:

The significant accounting policies used in preparing these interim consolidated financial statements are consistent with those used in preparing our annual consolidated financial statements for the year ended December 31, 2003, except as disclosed below:

(a) STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS:
    In December 2003, the Canadian Institute of Chartered Accountants ("CICA") amended Section 3870 to require entities to account for employee stock options using the fair value-based method, beginning January 1, 2004. In accordance with one of the transitional alternatives permitted under amended
    Section 3870, we prospectively adopted in December 2003 the fair value-based method with respect to all employee stock options granted on or after January 1, 2003. Accordingly, options granted prior to that date continue to be accounted for using the settlement method. The prospective application of adopting the fair value-based method effective January 1, 2003 has been applied retroactively in our consolidated financial statements, and amounts for the three months and six months ended June 30, 2003 have been restated. The impact of this change for the three months and six months ended June 30, 2004 was to decrease net earnings by $494 and $907, respectively (2003 - $144 and $159, respectively), and to decrease basic earnings per share by $0.01 and $0.03, respectively (2003 - increase basic loss per share by nil and $0.01, respectively), and to decrease diluted earnings per share by $0.01 and $0.02, respectively (2003 - increase diluted loss per share by nil and $0.01, respectively).

    The fair value of stock options granted in the three months and six months ended June 30, 2004 has been estimated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rates ranging from 3.86% to 4.39% and 2.96% to 4.39%, respectively (2003 - 4.44%
    to 4.46% and 4.44% to 5.02%, respectively); semi-annual dividend per Limited Voting Share of $0.055 for both periods (2003 - $0.055 for both periods); volatility factor of the expected market price of our Limited Voting Shares of 28% and ranging from 28% to 30%, respectively (2003 - 32% for both periods); and expected lives of the options in 2004 and 2003 ranging between four and seven years, depending on the level of the employee who was granted stock options. For the options granted in the three months and six months ended June 30, 2004, the weighted average fair value of the options at the grant dates was $24.85 and $25.35, respectively (2003 - $18.95 and $18.00, respectively). For purposes of stock option expense and pro forma disclosures, the estimated fair value of the options is amortized to compensation expense over the options' vesting period.

    Section 3870 requires pro forma disclosure of the effect of the application of the fair value-based method to employee stock options granted on or after January 1, 2002 and not accounted for using the fair value-based method. For the three months and six months ended June 30, 2004 and 2003, if we had applied the fair value-based method to options granted from January 1, 2002 to December 31, 2002, our net earnings (loss) and basic and diluted earnings (loss) per share would have been adjusted to the pro forma amounts indicated below:


(UNAUDITED)                                  THREE MONTHS ENDED            SIX MONTHS ENDED
(IN THOUSANDS OF DOLLARS)                          JUNE 30,                    JUNE 30,
EXCEPT PER SHARE AMOUNTS)                     2004         2003          2004          2003
------------------------------------------------------------------------------------------------
Stock option expense included
  in compensation expense                  $   (494)    $   (144)    $   (907)     $    (159)
                                            ====================================================

Net earnings (loss), as reported           $ 17,334     $ (1,414)    $ 28,808      $ (10,702)
Additional expense that would have
  been recorded if all outstanding
  stock options granted during 2002
  had been expensed                            (853)        (863)      (1,712)        (1,725)
                                            ----------------------------------------------------

Pro forma net earnings (loss)              $ 16,481     $ (2,277)    $ 27,096      $ (12,427)
                                            ----------------------------------------------------

Earnings (loss) per share:
  Basic, as reported                       $   0.49     $  (0.04)    $   0.81      $   (0.31)
  Basic, pro forma                             0.46        (0.07)        0.77          (0.36)
  Diluted, as reported                         0.46        (0.04)        0.78          (0.31)
  Diluted, pro forma                           0.44        (0.07)        0.74          (0.36)
                                            ----------------------------------------------------

(b) HEDGING  RELATIONSHIPS:
    In December 2001, the CICA issued an accounting guideline relating to hedging relationships. The guideline establishes requirements for the identification, documentation, designation and effectiveness of hedging relationships and was effective for fiscal years beginning on or after July 1, 2003. Effective January 1, 2004, we ceased designating our US dollar forward contracts as hedges of our US dollar revenues. These contracts were entered into during 2002, and all of these contracts will mature during 2004. The foreign exchange gains on these contracts of $14,552, which were deferred prior to January 1, 2004, are being recognized in 2004 as an increase of fee revenues over the course of the year. Effective January 1, 2004, our US dollar forward contracts are being marked-to-market on a monthly basis with the resulting changes in fair values being recorded as a foreign exchange gain or loss. The impact of ceasing to designate our US dollar forward contracts as hedges of our US dollar revenues was to decrease net earnings by $205 and $376, respectively, for the three months and six months ended June 30, 2004 and to increase receivables by $6,631 and accounts payable and accrued liabilities by $7,165 as at June 30, 2004.

    In June 2004, we entered into an interest rate swap agreement that we have designated as a fair value hedge of the convertible notes issued in the same month (note 3(a)).

(c) REIMBURSED COSTS:
    As a result of adopting Section 1100, "Generally Accepted Accounting Principles", which was issued by the CICA in July 2003, and was effective January 1, 2004, we have included the reimbursement of all out-of-pocket expenses in both revenues and expenses instead of recording certain reimbursed costs as a "net" amount. The change in the accounting treatment of reimbursed costs resulted in an increase of both revenues and expenses for the three months and six months ended June 30, 2004 of $10,291 and $19,213, respectively (2003 - $11,190 and $22,716, respectively), but did not have an impact on net earnings. In addition, for the three months and six months ended June 30, 2003, each of fee revenues and general and administrative expenses included certain other reimbursed costs of $7,381 and $14,306, respectively. These have been reclassified to reimbursed costs in both revenues and expenses to conform with the financial statement presentation adopted in 2004.

(d) IMPAIRMENT OF LONG-LIVED  ASSETS:
    In December 2002, the CICA issued Section 3063, "Impairment of Long-Lived Assets". This new section establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets, and replaces the write-down provisions of Section 3061, "Property, Plant and Equipment". In accordance with Section 3063, long-lived assets, such as property, plant and equipment and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized equal to the amount by which the carrying amount of the asset exceeds the fair value of the asset. The implementation of Section 3063, effective January 1, 2004, did not have an impact on our consolidated financial statements for the three months and six months ended June 30, 2004.

(e) ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS:
    In March 2003, the CICA issued Section 3110, "Accounting for Asset Retirement Obligations". Section 3110 requires companies to record the fair value of an asset retirement obligation as a liability in the year in which they incur a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. Companies are also required to record a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The implementation of Section 3110, effective January 1, 2004, did not have an impact on our consolidated financial statements for the three months and six months ended June 30, 2004.

(f) REVENUE RECOGNITION:
    In December 2003, the Emerging Issues Committee ("EIC") of the CICA issued Abstract EIC-141, "Revenue Recognition", which provides revenue recognition guidance. The implementation of EIC-141, effective January 1, 2004, did not have an impact on our consolidated financial statements for the three months and six months ended June 30, 2004.

(g) Revenue arrangements with multiple  deliverables:
    In December 2003, the EIC issued Abstract EIC-142, "Revenue Arrangements with Multiple Deliverables", which addresses accounting for arrangements, entered into after December 31, 2003, where an enterprise will perform multiple revenue generating activities. The implementation of EIC-142 did not have an impact on our consolidated financial statements for the three months and six months ended June 30, 2004.

2.   BANK CREDIT FACILITY:

In June 2004, we finalized a committed bank credit facility of US$100,000, which expires in June 2005 and replaces bank credit facilities of US$212,500. As at June 30, 2004, no amounts were borrowed under this credit facility. However, approximately US$14,000 of letters of credit are currently issued under this credit facility. No amounts have been drawn under these letters of credit. We have agreed to maintain a minimum cash balance of at least $75,000 in our account with the agent for the facility while any liabilities are owing under this facility. As at June 30, 2004, cash and cash equivalents includes this $75,000 of restricted cash.

3.   LONG-TERM OBLIGATIONS:
                                                       AS AT         As at
                                                     JUNE 30,    December 31,
(IN THOUSANDS OF DOLLARS)                              2004          2003
--------------------------------------------------------------------------------
                                                   (UNAUDITED)

Convertible notes, issued in 2004 (a)               $ 284,155    $      --
Convertible notes, issued in 1999 (b)                  95,397       88,029
Accrued benefit liability and other obligations        33,894       32,079
                                                     ---------------------------

                                                      413,446      120,108

Less amounts due within one year                       (2,531)      (2,587)
                                                     ---------------------------

                                                    $ 410,915    $ 117,521
                                                     ===========================

(a) In June 2004, we issued US$250,000 (principal amount) convertible senior notes. The net proceeds of the issuance, after deducting offering expenses and underwriters' commission, were approximately US$241,250. These notes bear interest at the rate of 1.875% per annum (payable semi-annually in arrears on January 30 and July 30 to holders of record on January 15 and July 15, beginning January 30, 2005), and will mature on July 30, 2024, unless earlier redeemed or repurchased. The notes are convertible into Limited Voting Shares of Four Seasons Hotels Inc. at an initial conversion rate of 13.9581 shares per each one thousand US dollar principal amount (equal to a conversion price of approximately US$71.64 per Limited Voting Share), subject to adjustments in certain events, only when (i) the closing price of the Limited Voting Shares measured over a specified number of trading days is more than 130% of the conversion price, (ii) the market price of a note measured over a specified number of trading days is less than 95% of the closing sale price of the Limited Voting Shares into which they may be converted, (iii) we call the notes for redemption, or (iv) certain corporate transactions or a "fundamental change" has occurred. In connection with a "fundamental change" on or prior to July 30, 2009, on conversion holders of notes will be entitled to receive additional Limited Voting Shares having a value equal to the aggregate of the make whole premium they would have received if the notes were purchased plus an amount equal to any accrued but unpaid interest. We may choose to settle conversion (including any make whole premium) in Limited Voting Shares, cash or a combination of Limited Voting Shares and cash (at our option).

    On or after August 4, 2009, we may (at our option) redeem all or a portion of the notes, in whole or in part, for cash at 100% of their principal amount, plus any accrued and unpaid interest. On each of July 30, 2009, 2014 and 2019, holders may require us to purchase all or a portion of their notes at 100% of their principal amount, plus any accrued and unpaid interest. We will pay cash for any notes so purchased on July 30, 2009. Repurchases made on July 30, 2014 and July 30, 2019, may be made (at our option) in cash, Limited Voting Shares or a combination of cash and Limited Voting Shares. Upon the occurrence of certain designated events, we will be required to make an offer to purchase the notes at 100% of their principal amount plus any accrued and unpaid interest, and, in the case of a "fundamental change" that is also a "change of control" occurring on or before July 30, 2009, we also will pay a make whole premium. We may choose to pay the purchase price (including any make whole premium) for notes in respect of which our offer is accepted in (at our option) cash, Limited Voting Shares, securities of the surviving entity (if Four Seasons Hotels Inc. is not the surviving corporation), or a combination of cash and shares or securities.

    In accordance with Canadian GAAP, the notes are bifurcated on our financial statements into a debt component (representing the principal value of a bond of US$211,754, which was estimated based on the present value of a US$250,000 bond maturing in 2009, yielding 5.33% per annum, compounded semi-annually, and paying a coupon of 1.875% per annum) and an equity component (representing the value of the conversion feature of the notes). Accordingly, net proceeds have been allocated $288,918 (US$211,754) to long-term obligations and $50,373 to shareholders' equity. The offering expenses and underwriters' commission of approximately $10,018 relating to the debt component, are recorded in other assets. The debt component of the notes will increase for accounting purposes at the compounded interest rate of 5.33%, less the coupon paid of 1.875% per annum.

    In connection with the offering, we have entered into an interest rate swap agreement to July 30, 2009 with an initial notional amount of US$211,754, pursuant to which we have agreed to receive interest at a fixed rate of 5.33% per annum and pay interest at six-month LIBOR in arrears plus 0.4904%. We have designated the interest rate swap as a fair value hedge of the notes. As a result, we are accounting for the payments under the interest rate swap on an accrual basis, which results in an effective interest rate (for accounting purposes) on the hedged notes of six-month LIBOR in arrears plus 0.4904%.

(b) During 1999, we issued US$655,519 principal amount at maturity (September 23, 2029) of convertible notes for gross proceeds of US$172,500. The net proceeds of the issuance, after deducting offering expenses and underwriters' commission, were US$166,000. As at June 30, 2004, our consolidated balance sheet includes $95,397 (US$71,170) of convertible notes in long-term obligations and $178,543 of convertible notes in shareholders' equity. We are entitled to redeem the convertible notes commencing in September 2004 for cash equal to the issue price plus accrued interest calculated at 4 1/2% per annum. Holders of the notes have conversion rights, which they can exercise at any time before the maturity date or date of redemption of the notes, pursuant to which they can require us to issue to them 5.284 Limited Voting Shares for each one thousand US dollar principal amount of notes. The holders of notes also can require us to repurchase the notes in September 2004 for an amount equal to the issue price plus accrued interest calculated at 4 1/2% per annum. This right is also available in September 2009 and September 2014. We have a choice of settling our obligation, in connection with the conversion or purchase of the notes at the option of the holder, with cash or Limited Voting Shares.

    As described above, we are entitled to redeem all or a portion of the convertible notes at any time on or after September 23, 2004 for cash at the issue price plus accrued interest (calculated at 4 1/2% per annum) to the date of purchase. A cash redemption on September 23, 2004 of all the outstanding convertible notes would require a cash payment to the convertible note holders of approximately US$215,500, assuming that none of the holders exercised their right to convert their convertible notes before the redemption date. In accordance with Canadian GAAP, we allocate the consideration paid on extinguishment of the convertible notes to the liability and equity components based on their relative fair values at the date of the redemption. Depending on interest rates at the date of redemption, we expect to recognize a pre-tax accounting loss which could be in the range of $44,000 to $14,000 related to the debt component of the convertible notes (representing the difference between the carrying value of the debt component and the allocated relative fair value of the debt component - estimated as the present value of these zero-coupon bonds, yielding an assumed 25-year interest rate ranging from 7.5% to 8.5% per annum, compounding semi-annually). This loss will be recorded in the statement of operations. In addition, at the interest rates noted above, we expect to recognize a pre-tax accounting gain on the extinguishment of the equity component of the convertible notes which could be in the range of approximately $32,000 to $2,000. The gain will be recorded directly in retained earnings. The amount of the gain and loss is extremely sensitive to interest rate changes. The expected net impact on retained earnings from the extinguishment of both the debt and equity components of the convertible notes would be a reduction of approximately $12,000, although the US to Canadian dollar exchange rates will affect the net impact.

4. SHAREHOLDERS' EQUITY:

As at June 30, 2004, we have outstanding Variable Multiple Voting Shares ("VMVS") of 3,832,172, outstanding Limited Voting Shares ("LVS") of 31,840,458 and outstanding stock options of 5,498,399 (weighted average exercise price of $56.19).

A reconciliation of the net earnings (loss) and weighted average number of VMVS and LVS used to calculate basic earnings (loss) per share and diluted earnings
(loss) per share is as follows:

                                                              THREE MONTHS ENDED
(UNAUDITED)                                                         JUNE 30,
(IN THOUSANDS OF DOLLARS)                               2004                         2003
----------------------------------------------------------------------------------------------------------
                                           NET EARNINGS       SHARES       Net loss        Shares
----------------------------------------------------------------------------------------------------------

BASIC EARNINGS (LOSS) PER SHARE:
     NET EARNINGS (LOSS)                     $ 17,334       35,484,874     $  (1,414)    34,913,942
EFFECT OF ASSUMED DILUTIVE CONVERSIONS:
     STOCK OPTION PLAN                            --         1,494,286            --             --
     CONVERTIBLE NOTES (ISSUED IN 1999)         1,343        3,463,155            --             --
----------------------------------------------------------------------------------------------------------

DILUTED EARNINGS (LOSS) PER SHARE:
     NET EARNINGS (LOSS) AND ASSUMED
        DILUTIVE CONVERSIONS                 $ 18,677       40,442,315     $  (1,414)    34,913,942
==========================================================================================================

                                                             SIX MONTHS ENDED
(UNAUDITED)                                                         JUNE 30,
(IN THOUSANDS OF DOLLARS)                               2004                         2003
----------------------------------------------------------------------------------------------------------
                                           NET EARNINGS       SHARES       Net loss        Shares
----------------------------------------------------------------------------------------------------------
BASIC EARNINGS (LOSS) PER SHARE:
     NET EARNINGS (LOSS)                     $ 28,808       35,386,149     $ (10,702)    34,898,392
EFFECT OF ASSUMED DILUTIVE CONVERSIONS:
     STOCK OPTION PLAN                            --         1,467,988            --            --
     CONVERTIBLE NOTES  (ISSUED IN 1999)        2,647        3,463,155            --            --
----------------------------------------------------------------------------------------------------------

DILUTED EARNINGS (LOSS) PER SHARE:
     NET EARNINGS (LOSS) AND ASSUMED
        DILUTIVE CONVERSIONS                 $ 31,455       40,317,292     $ (10,702)    34,898,392
==========================================================================================================

The diluted earnings (loss) per share calculation excluded the effect of the assumed conversions of 858,196 and 1,015,916 stock options to LVS, under our stock option plan, during the three months and six months ended June 30, 2004, respectively (2003 - 6,072,700 and 6,072,700 stock options, respectively), as the inclusion of these conversions resulted in an anti-dilutive effect. In addition, the dilution relating to the conversion of our convertible notes (issued in 1999) (note 3(b)) to 3,463,155 LVS, by application of the "if-converted method", has been excluded from the calculation for 2003 as the inclusion of this conversion resulted in an anti-dilutive effect for the three months and six months ended June 30, 2003. There was no dilution relating to the convertible notes issued in 2004 (note 3(a)) as the contingent conversion price was not reached during the period.

5. CONSOLIDATED REVENUES:

Consolidated revenues for Four Seasons Hotels Inc. comprise revenues from Management Operations, revenues from Ownership and Corporate Operations and distributions from hotel investments, less fees from Ownership and Corporate Operations to Management Operations.

6. OTHER INCOME (EXPENSE), NET:

Included in other income (expense), net for the three months and six months ended June 30, 2004 is a net foreign exchange loss of $2,969 and a net foreign exchange gain of $1,661, respectively (2003 - net foreign exchange loss of $9,235 and $17,502, respectively) related to the foreign currency translation gains and losses on unhedged net monetary asset and liability positions, primarily in US dollars, euros, pounds sterling and Australian dollars, and foreign exchange gains and losses incurred by our foreign self-sustaining subsidiaries.

Also included in other income (expense), net for the three months and six months ended June 30, 2004 are legal and enforcement costs of $56 and $273, respectively (2003 - $2,889 and $7,500, respectively), in connection with the disputes with the owners of the Four Seasons hotels in Caracas and Seattle.

7. PENSION BENEFIT EXPENSE:

The pension benefit expense, after allocation to managed properties, for the three months and six months ended June 30, 2004 was $760 and $1,517, respectively (2003 - $704 and $1,366, respectively).

8. SEASONALITY:

Our hotels and resorts are affected by normally recurring seasonal patterns and, for most of the properties, demand is usually lower in the period from December through March compared to the remainder of the year. Typically, the first quarter is the weakest quarter and the fourth quarter is the strongest quarter for the majority of the properties.

Our ownership operations are particularly affected by seasonal fluctuations, with lower revenue, higher operating losses and lower cash flow in the first quarter. As a result, ownership operations typically incur an operating loss in the first quarter of each year.

Management operations are also impacted by seasonal patterns, as revenues are affected by the seasonality of hotel and resort revenues and operating results. Urban hotels generally experience lower revenues and operating results in the first quarter. However, this negative impact on management revenues is offset, to some degree, by increased travel to our resorts in the period.

9. SUBSEQUENT EVENTS:

(a) In July 2004, we sold our 8% interest in Four Seasons Hotel Amman and our 100% interest in Four Seasons Resort Whistler (substantially all of which was acquired during the three months ended June 30, 2004). On a combined basis, we received proceeds of approximately $47,000, which approximated book value. We continue to manage the properties under long-term management contracts.

(b) We have been given notice of termination of the lease of Four Seasons Hotel Berlin by the landlord. Based on the terms of the new lease entered into by the landlord, as disclosed to us by the landlord, we will not exercise our right of first offer in respect of the lease and, as a result, we will likely cease managing the hotel before the end of 2004. The termination of the lease will result in the write-off of the net book value of our investment in the hotel of approximately $1,000.